# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Dimension Ltd., CIK 0001643303
CUSIP: 63008G203
Title of class of securities: Ordinary Shares, NIS 5.00 par value
Address of issuer's principal executive offices: 2 ILAN RAMON, NESS ZIONA, Israel (L3), 7403635
Date of event which requires filing of this statement: 06/26/2025
Amends the filing with accession number 0001193125-23-067134
Filed by CIK 0001491072
Persons authorized to receive notices and communications: Tony Moore, Anson Funds Management LP, 16000 Dallas Parkway, Suite 800, Dallas, Texas (TX), 75248, 214-866-0202; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Anson Funds Management LP (CIK 0001491072): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,361,433; sole dispositive power 0; shared dispositive power 16,361,433; aggregate amount beneficially owned 16,361,433 (7.5% of the class)
  Comment: The 16,361,433 ordinary shares reported herein are represented by 16,361,433 ADSs.
- Anson Management GP LLC (CIK 0001491073): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,361,433; sole dispositive power 0; shared dispositive power 16,361,433; aggregate amount beneficially owned 16,361,433 (7.5% of the class)
  Comment: The 16,361,433 ordinary shares reported herein are represented by 16,361,433 ADSs.
- Tony Moore (CIK 0002012586): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,361,433; sole dispositive power 0; shared dispositive power 16,361,433; aggregate amount beneficially owned 16,361,433 (7.5% of the class)
  Comment: The 16,361,433 ordinary shares reported herein are represented by 16,361,433 ADSs.
- Anson Advisors Inc. (CIK 0001581079): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 16,361,433; sole dispositive power 0; shared dispositive power 16,361,433; aggregate amount beneficially owned 16,361,433 (7.5% of the class)
  Comment: The 16,361,433 ordinary shares reported herein are represented by 16,361,433 ADSs.
- Amin Nathoo (CIK 0001962354): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,361,433; sole dispositive power 0; shared dispositive power 16,361,433; aggregate amount beneficially owned 16,361,433 (7.5% of the class)
  Comment: The 16,361,433 ordinary shares reported herein are represented by 16,361,433 ADSs.
- Moez Kassam (CIK 0001585167): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,361,433; sole dispositive power 0; shared dispositive power 16,361,433; aggregate amount beneficially owned 16,361,433 (7.5% of the class)
  Comment: The 16,361,433 ordinary shares reported herein are represented by 16,361,433 ADSs.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, NIS 5.00 par value
Name of issuer: Nano Dimension Ltd.
Address of issuer's principal executive offices: 2 ILAN RAMON, NESS ZIONA, Israel (L3), 7403635
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 10, 2023 (as amended from time to time, the "Schedule 13D"). This Amendment No. 5 amends and restates Items 3, 5(a)-(c) and supplements Item 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The ADSs representing Ordinary Shares reported herein as being beneficially owned by the Reporting Persons was purchased using working capital of the Funds. An aggregate of approximately $25,364,326 (excluding brokerage commissions) was used to purchase the ADSs representing Ordinary Shares reported as beneficially owned by the Reporting Persons in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon the 217,283,476 shares outstanding as of April 30, 2025, as reported in Issuer's Report of Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission on May 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions by the Reporting Persons in the ADSs of the Issuer during the past sixty (60) days are set forth in Schedule A. All such transactions were carried out in open market transactions.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Funds have entered into notional principal amount derivative agreements in the form of cash settled swaps (the "Derivative Agreements") representing short economic exposure to an aggregate of 4,247,231 ADS of the Issuer (representing 1.95% of the outstanding Ordinary Shares of the Issuer). The Derivative Agreements provide the Funds with economic results that are comparable to a short position and do not provide them or the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the Ordinary Shares represented by ADS that are referenced in the Derivative Agreements.

## Signatures
- Anson Funds Management LP: /s/ Tony Moore, By: Anson Management GP LLC, General Partner, By: Tony Moore, Manager (07/03/2025)
- Anson Management GP LLC: /s/ Tony Moore, Tony Moore, Manager (07/03/2025)
- Tony Moore: /s/ Tony Moore, Tony Moore, Individually (07/03/2025)
- Anson Advisors Inc.: /s/ Amin Nathoo and Moez Kassam, Amin Nathoo and Moez Kassam, Directors (07/03/2025)
- Amin Nathoo: /s/ Amin Nathoo, Amin Nathoo, Individually (07/03/2025)
- Moez Kassam: /s/ Moez Kassam, Moez Kassam, Individually (07/03/2025)